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                                 UNITED STATES
               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12B-25

                                                 Commission  File Number 1-13430

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
             [ ] Form 10-Q [ ] Form N-SAR
     For Period Ended: January 1, 2000

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________

                        PART I - REGISTRANT INFORMATION

CONVERSE INC.
Full Name of Registrant

Former Name if Applicable

One Fordham Road
Address of Principal Executive Office (Street and Number)

North Reading, MA  01864
City, State  and Zip Code

                       PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
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  [  ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEE ATTACHED ADDENDUM.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donald J. Camacho           (978) 664-7000
     (Name)           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate
of the results cannot be made.   SEE ATTACHED ADDENDUM.
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CONVERSE INC.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2000        By: /s/ Donald J. Camacho
                                  ----------------------------------------
                                  Donald J. Camacho, Senior Vice President
                                        and Chief Financial Officer

        ADDENDUM TO FORM 12-B25 DATED MARCH 31, 2000 FOR CONVERSE INC.

For several months Converse Inc. has been working with its financial advisor, Universal Credit Corp., a specialty investment bank, minority owned by Deutsche Bank and Prudential Securities, on a financing transaction which would securitize the Company's trademarks, licensing agreements and all related future royalty income. Based upon the Company's 1999 adjusted royalty income, and subject to the transaction's final rating, the transaction is expected to result in approximately $85 million of gross proceeds. The Company's 1999 royalty income was $16.3 million after adjusting for income generated by the Company's former Japanese non-footwear licenses, which were sold in November 1999.

This financing should increase the Company's capacity to respond to challenges within its industry and improve operating results. The transaction is currently being evaluated by the rating agencies. The status of the transaction makes it necessary for the Company to file its Annual Report on Form 10-K later than the normal March 31 due date. The filing will occur no later than April 17, 2000.

Converse expects to report in its Form 10-K, when filed, that its fiscal 1999 financial results were affected by several significant factors including:
(i) continued weakness in the athletic footwear and apparel market which led to a decline of approximately 25% in sales revenue; (ii) the strength of the U.S. dollar in the European and Asian markets resulting in weaker sales, gross profit and licensing income; (iii) the conversion of operating subsidiaries in Spain, Portugal, Mexico and Canada into third party licensing entities;
(iv) the Company's aggressive efforts to reduce operating expenses; (v) the sale by the Company in the fourth quarter of its non-footwear trademarks in Japan and the assignment of its Japanese non-footwear license agreements to Itochu Corporation for $25.0 million cash; and (vi) a fourth quarter restructuring charge of approximately $9.4 million relating primarily to initiatives aimed at reducing future operating costs. Converse is not able to provide a reasonable estimate of the change in its results of operations for the year because it has not yet finalized its 1999 financial statements.

Any statements set forth above which are not historical facts, including those statements indicating the belief, expectation or intent of the Company, are forward looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include such factors as the financial strength of the Company, the competitive pricing environment and inventory levels within the footwear and apparel industries, consumer demand for athletic footwear, market acceptance of the Company's products, the availability and cost of working capital financing, the strength of the U.S. dollar, the success of planned advertising, marketing and promotional campaigns, the ability of the Company to complete a proposed financing transaction and other risks identified in documents filed by the Company with the Securities and Exchange Commission.